Exhibit 99.2

FORM 51-102F3
 MATERIAL CHANGE REPORT

1.

Name and Address of Company

Harvest Energy Trust (the "Trust")
2100, 330 – 5th Avenue SW
Calgary, Alberta T2P 0L4

2.

Date of Material Change

October 21, 2009

3.

News Release

A news release disclosing in detail the information summarized in this material change report was issued by the Trust on October 21, 2009 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where the Trust is a reporting issuer in the normal course of its dissemination.

4.

Summary of Material Change

On October 21, 2009, the Trust entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which Korea National Oil Corporation ("KNOC") has agreed to acquire all of the issued and outstanding trust units ("Trust Units") of the Trust for $10.00 per Trust Unit pursuant to a Plan of Arrangement under the Business Corporations Act (Alberta) (the "Arrangement").

5.

Full Description of Material Change

5.1

Full Description of Material Change

On October 21, 2009, the Trust entered into the Arrangement Agreement pursuant to which KNOC has agreed to acquire all of the issued and outstanding Trust Units for $10.00 per Trust Unit pursuant to the Arrangement.

In addition, pursuant to the Arrangement, holders of trust unit rights of the Trust ("Trust Unit Rights") will receive for each Trust Unit Right cash equal to the greater of $0.01 and the amount, if any, by which $10.00 exceeds the exercise price thereof and holders of unit awards of the Trust ("Unit Awards") will receive for each Unit Award $10.00 in cash.

Board of Directors Determinations and Recommendation

The Board of Directors of Harvest Operations Corp. ("HOC") has unanimously approved the Arrangement and determined the Arrangement is in the best interest of the Trust and its unitholders ("Unitholders") and has unanimously resolved to recommend that holders ("Securityholders") of Trust Units, Trust Unit Rights and Unit Awards (collectively, ("Securities") vote their Securities in favour of the Arrangement.

The Board of Directors of KNOC has also now approved the Arrangement Agreement.

Financial Advisor

TD Securities Inc. acted as independent financial advisor to the Trust in connection with the transaction and has provided a verbal opinion to the Board of Directors of HOC that the consideration pursuant to the Arrangement is fair, from a financial point of view, to Unitholders.

Other Transaction Terms

The Trust agreed to pay KNOC a non-completion fee of $100 million in certain circumstances if the transaction is not completed.

The Arrangement Agreement includes customary non-solicitation and right to match provisions.

Directors of Harvest Operations Corp. (representing in aggregate approximately 4.2% of the outstanding Trust Units, Trust Unit Rights and Unit Awards of the Trust) have agreed to support and vote in favour of the Arrangement.

The transaction is anticipated to close prior to 2009 year end.

Transaction Process

The transaction is expected to be completed by way of a statutory plan of arrangement under the Business Corporations Act (Alberta). An information circular and proxy statement will be mailed to Securityholders in mid-November 2009 and will contain full details of the transaction. The Arrangement will require the approval of two-thirds of the votes cast by Securityholders at a special meeting to be held in mid-December 2009 to consider the Arrangement, as well as Court and other regulatory approvals and certain other customary conditions for an agreement of this nature. The transaction is expected to be completed prior to 2009 year end.

A copy of the Arrangement Agreement has been filed on the Trust's SEDAR profile at www.sedar.com.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information, contact Mr. Robert Fotheringham, Chief Financial Officer, by telephone at (403) 268-3197.

9.

Date of Report

November 2, 2009

Forward-Looking Statements

This material change report includes statements about expected future events that are forward looking in nature and subject to risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary government and third party approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate any of the proposed transaction (including regulatory and securityholder approvals); the risk that any applicable conditions of any of the proposed transaction may not be satisfied; the volatility of oil and natural gas prices, including the differential between the price of light, medium and heavy oil;·the uncertainty of estimates of oil and natural gas reserves; the impact of competition; difficulties encountered in the integration of acquisitions; difficulties encountered during the drilling for and production of oil and natural gas;·difficulties encountered in delivering oil and natural gas to commercial markets;·foreign currency fluctuations; the uncertainty of the Trust's ability to attract capital; changes in or the introduction of new government laws and regulations relating to the oil and natural gas business including, without limitation, tax, royalty and environmental regulation; costs associated with developing and producing oil and natural gas;·compliance with environmental and tax regulations; liabilities stemming from accidental damage to the environment; loss of the services of any of the Trust's senior management or directors;·adverse changes in the economy generally; the volatility of refining gross margins including the price of crude oil feedstocks as well as the prices for refined products; and the stability of the refinery throughput performance; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.